Mail Stop 3561

May 21, 2009

Mr. Peter Schoenfeld
P. Schoenfeld Asset Management LP
1350 Avenue of the Americas
21st Floor
New York, New York 10019

> **Re:** **Saks Incorporated**
> **Definitive Proxy Statement on Schedule 14A**
> **Definitive Additional Materials**
> **Filed by P. Schoenfeld Asset Management LP, et al.**
> **Filed May 18 and 20, 2009**
> **File No. 001-13113**

Dear Mr. Schoenfeld:

We have reviewed your letter dated May 15, 2009 in response to our letter dated May 14, 2009, and your definitive additional materials filed on May 18 and 20, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Additional Materials filed May 18, 2009

General

1. Characterize statements or assertions of opinion or belief as such, and ensure that a reasonable basis for such opinion or belief exists. We note the following statements:

    - You are "calling for corporate governance improvements at underperforming Saks Incorporated." In this regard, we note your statement in the subsequent paragraph that Saks and its Board of Directors "are underperforming in PSAM's view." These statements do not clearly state by what measure you are assessing Saks' underperformance.

- "At Saks you don't have [a board of directors that is accountable]."

- "…Saks has disappointed shareholders."

Please revise or advise us why you do not believe a revision is appropriate.

2. Please provide support for the following statements:

- "Saks has recently suffered its worst period of share price performance of the decade."

- "Saks' operating margins were far below industry average even during the boom years of luxury retail, and Saks has much lower sales per square foot and profit margins than Neiman Marcus…"

- "It appears that the Board is hoping that yet another 'turnaround' strategy will succeed in revitalizing the Company when previous ones have not."

- The table entitled "Consistent Underperformance – Saks' Operating Margins v. Peers: 2006-2008."

- "Ask yourself why Saks' current directors are unwilling to support submitting themselves to annual elections if they are truly looking out for your best interests?"

- The "major retailers" that are part of the beneficial trend among large corporation to eliminate classified boards.

- "…Saks still has not done a broad mailing of proxy materials to its shareholders. So far the board seems content to rely on the electronic delivery of its proxy materials, which traditionally has led to lower levels of participation by smaller and non-institutional shareholders," implying that by doing so "Saks is comfortable acting on the basis of votes of a few large holders and brokers…" and has not "sought out the views of a large population of shareholders on the important issues that will be voted upon at the annual meeting."

- "According to one study, over two-thirds of the companies in the S&P 500 have adopted either majority voting or require a director to resign if he or she receives less than a majority of the votes cast." With respect to this statement, we note the sources you cite in responding to our comment six in your May 8, 2009 letter. However, these do not appear to support your statement of "over" two-thirds.

It's Time Saks' Corporate Governance Practices Enter the 21st Century

3. Several of the statements you make under this header seems to relate to stock price and operating margins and other measures of the company's financial performance and yet such measures do not appear to have anything to do with corporate governance. Please provide additional context for these statements or refrain from making them considering your solicitation to date seems to have focused upon corporate governance issues, not financial performance metrics.

Saks' Board Should Be Held Accountable

4. Please provide us with a copy of the Wall Street Journal article(s) you quote here.

Saks Should Adopt Majority Voting for Directors

5. You mention here that Saks does not have a director resignation policy. Please revise to provide additional context for this reference by indicating whether or not a director resignation policy would be implemented by changes to the company's charter or by-laws, what steps would need to be taken to do so and whether you have previously sought implementation of such policy from the shareholders.

Definitive Additional Materials filed May 20, 2009

6. Please provide support for the table entitled "Saks v. Neiman Marcus" and the various quotations you provide from several sources.

Letter from John K. Robinson Dated May 15, 2009

7. We note your response to comment two of our May 14, 2009 letter and that Mr. John K. Robinson has signed the acknowledgment on behalf of the participants, but there is no indication of Mr. Robinson's title or relationship to the participants. Please confirm that Mr. Robinson is authorized to sign on behalf of each of the participants and provide Mr. Robinson's title with respect to each of the participants that is an entity. With respect to Dhananjay M. Pai, please provide documentation demonstrating that Mr. Robinson was authorized to sign on Mr. Pai's behalf or provide an acknowledgment signed by Mr. Pai.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or Song Brandon, Special Counsel, at (202) 551-3621 with any questions regarding the above comments. You may also contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Keir Gumbs, Esq.
       Covington and Burling, LLP